Exhibit 12.1

Centene Corporation

Computation of ratio of earnings to fixed charges

($ in thousands)

	For the Nine Months Ended,	Year ended December 31,
	09/30/05	2004	2003	2002	2001	2000
Earnings:
Pre-tax earnings from continuing operations	$63,853	$70,287	$51,893	$41,136	$22,026	$7,185
Addback:

Fixed charges	4,191	2,489	1,232	915	1,058	1,067

Total earnings	$68,044	$72,776	$53,125	$42,051	$23,084	$8,252

Fixed Charges:

Interest expense	$2,386	$680	$194	$45	$362	$611

Interest component of rental payments (1)	1,805	1,809	1,038	870	696	456

Total fixed charges	$4,191	$2,489	$1,232	$915	$1,058	$1,067

Ratio of earnings to fixed charges	16.24	29.24	43.12	45.96	21.82	7.73

(1)	Estimated at 33% of rental expense as a reasonable approximation of the interest factor.